UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 20, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.
AMENDED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Company”) will be held as a virtual only meeting on Wednesday, May 13, 2020 at 12:00 p.m. (EST) to:

1.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2019 and the auditor’s report thereon;

2.	elect directors of the Company to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the Management Information Circular (the “Circular”) dated March 27, 2020, accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Executive Compensation - Compensation Discussion and Analysis” in the Circular; and

5.	transact such other business as may properly be brought before the Meeting.
The specific details of the matters to be dealt with at the Meeting are set forth in the Circular and forms part of this notice.
In an effort to safeguard the health of all stakeholders and the broader community associated with the COVID-19 pandemic, the Company has opted to change its in-person annual general meeting to a virtual only format enabling shareholders to attend and vote at the Meeting via live audio webcast. Shareholders will no longer be able to attend the Meeting in person.
Shareholders and other interested parties can attend the Meeting virtually by going to https://web.lumiagm.com/156478951 and using the following password: intertape2020 (case sensitive). Detailed instructions regarding how Registered Shareholders and Beneficial Shareholders (as such terms are defined below) may vote their shares and participate in the Meeting virtually will be available in a press release filed on SEDAR on or about the date hereof and on our website at www.itape.com.
The Company has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Company who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Company’s printing and mailing costs. Further information about Notice-and-Access is contained in the Circular; Beneficial Shareholders may also contact the Company toll free at 866-202-4713 for information regarding Notice-and-Access.
The Company will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”).
Shareholders are strongly encouraged to express their vote in advance by completing the form of proxy or voting instruction form that were provided to them. Detailed instructions on how to complete and return proxies and the voting instruction form by mail, fax or e-mail are provided starting on page 4 of the Circular. To be effective, the completed form of proxy or voting instruction form must be deposited with our transfer agent and registrar, AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1, at any time prior to 12:00 p.m. (eastern time) on May 11, 2020 .
Shareholders may also vote their shares in advance by internet or telephone using the procedures described in the form of proxy or voting instruction form they have received.
The Company may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting over the telephone. Alternatively, Kingsdale Advisors may contact such Beneficial Shareholders to assist them with conveniently voting directly over the phone.
Shareholders registered at the close of business on March 27, 2020 will be entitled to receive notice of and vote at the Meeting.

Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Sarasota, Florida
April 20, 2020
BY ORDER OF THE BOARD OF DIRECTORS

(signed) Randi M. Booth
Secretary